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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2008

SEC FILE NUMBER

8-67236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BHK SECURITIES, L.L.C.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2200 Lakeshore Drive, Suite 250
(No. and Street)

Birmingham   Alabama   35209
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kyle Weeks   (205) 841-8844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pearce, Bevill, Leesburg, Moore, P.C.
(Name – if individual, state last, first, middle name)

110 Office Park Drive, Suite 100   Birmingham, Alabama   35223
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

PROCESSED

☒ Certified Public Accountant

MAR 19 2008

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)




OATH OR AFFIRMATION

I, _____J. Bailey Knight_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____BHK Securities, L.L.C._____, as

of _____December 31_____, 20__07___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CC.D.
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BHK SECURITIES, LLC

Financial Statements

For the Years Ended December 31, 2007 and 2006

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS



**PEARCE, BEVILL,
LEESBURG, MOORE, P.C.**

CERTIFIED PUBLIC ACCOUNTANTS

110 Office Park Drive, Suite 100
Birmingham, Alabama 35223-2402
205-323-5440 / fax 205-328-8523
www.pearcebevill.com

INDEPENDENT AUDITORS' REPORT

To the Member
BHK Securities, LLC

We have audited the accompanying statements of financial condition of BHK Securities, LLC (the Company) as of December 31, 2007 and 2006, and the related statements of income, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BHK Securities, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Pearce, Bevill, Leesburg, Moore, P.C.

February 25, 2008

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BHK SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 and 2006

	2007	2006
ASSETS		
Cash	$ 187,298	$ 317,988
Receivable from clearing organization	21,275	22,893
Prepaid assets	817	-
Total assets	$ 209,390	$ 340,881
LIABILITIES		
Accounts payable	$ 1,855	$ -
Total liabilities	1,855	-
MEMBER'S EQUITY		
Member's equity	207,535	340,881
Total liabilities and member's equity	$ 209,390	$ 340,881

The accompanying notes are an integral part of these financial statements.

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BHK SECURITIES, LLC

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

	2007	2006
REVENUES		
Commissions	$ 1,677,509	$ 557,928
Interest and dividends	62,391	62,892
Other income	37,393	800
	1,777,293	621,620
EXPENSES		
Employee compensation and benefits	226,651	108,148
Exchange and clearance fees	75,421	40,053
Trading errors	68,271	-
Communications and data processing	73,818	28,287
Occupancy	90,729	62,382
Professional fees	40,611	38,803
Insurance	6,445	2,315
Outside services	25,878	13,927
Office and administrative	31,363	44,946
Business and professional development	58,541	26,731
	697,728	365,592
NET INCOME	$ 1,079,565	$ 256,028

The accompanying notes are an integral part of these financial statements.

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BHK SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

Balance - January 1, 2006	$ -
Member capital contributions	295,000
Distributions paid to member	(210,147)
Net Income	256,028
Balance – December 31, 2006	340,881
Distributions paid to member	(1,212,911)
Net Income	1,079,565
Balance – December 31, 2007	$ 207,535

The accompanying notes are an integral part of these financial statements.

BHK SECURITIES, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 1,079,565	$ 256,028
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Receivable from clearing organization	1,618	(22,893)
Prepaid assets	(817)	-
Accounts payable	1,855	-
Net cash provided by operating activities	1,082,221	233,135
Cash flows from financing activities:		
Capital contributions from member	-	295,000
Distributions to member	(1,212,911)	(210,147)
Net cash provided by (used in) financing activities	(1,212,911)	84,853
Net increase (decrease) in cash	(130,690)	317,988
Cash - beginning of year	317,988	-
Cash - end of year	$ 187,298	$ 317,988

The accompanying notes are an integral part of these financial statements.

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BHK SECURITIES, LLC

1. **GENERAL**

   BHK Securities, LLC (the Company) is an introducing Broker Dealer that was organized in 2006 as an LLC with perpetual duration for the purpose of engaging in the business of effecting transactions in securities for the accounts of others, effecting transactions in securities for the Company's own account, to act as intermediary between buyers and sellers, to charge commissions, to act as an agent when buying securities to act as a principal when selling securities and to engage in all other activities related incidental thereto. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of BHK Holdings, LLC (the Parent).

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies followed by the Company.

   Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. From time to time the Company may maintain cash balances with financial institutions in excess of federally insured limits. The Company is also required, by agreement, to maintain at all times a broker's deposit account with its clearing broker in the amount of $100,000.

   Receivable from Clearing Organization - The Company reports receivables at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and once these receivable are determined to be uncollectible they are written-off through a charge against an existing allowance account or against earnings.

   Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

- 8 -

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expense - The Company expenses the cost of advertising in the period in which such costs are incurred.

Income taxes - As a limited liability company, the tax liability of the Company is shifted to its stockholders. Accordingly, the Company has not recorded a liability or provision for income taxes.

Recently Issued Accounting Standards – In September 2006, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAF") No. 157, *Fair Value Measurements* ("SFAS 157"), which clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.   Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that SFAS 157 might have on the results of operations and financial condition.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which provides companies an option to report selected financial assets and liabilities at fair value. Adoption of SFAS 159 is optional for the Company but only if SFAS 157 is adopted concurrently. The Company is currently evaluating the possible impact that adopting SFAS No. 159 will have on its financial statements.

3.   TRANSACTIONS WITH CLEARING ORGANIZATION

The Company has entered into a clearing agreement with First Clearing, LLC. Under the terms of this agreement, the Company utilizes the clearing, execution and other services provided by First Clearing, LLC (FCL). Specific services include execution of orders for the Company's customers whose cash or margin accounts have been accepted by FCL; generation, preparation and mailing of confirmations of customer accounts; preparation and mailing of summary monthly or quarterly statements; settlements of contracts and

- 9 -

3. **TRANSACTIONS WITH CLEARING ORGANIZATION - Continued**

transactions in securities; engagement in all cashiering functions for the customer accounts; construction and maintenance of books and records for all transactions executed and cleared through FLC; and, reporting of orders entered into FCL's order entry system by FCL on behalf of the Company in accordance with the NASD Order Audit Trail System (OATS).

Under this agreement, the Company is required at all times to maintain a minimum net capital of $250,000, as computed in accordance with Rule 15c3-1. As of December 31, 2007, the Company was not in compliance with this section of the agreement; however, the Company has received a waiver from its clearing organization for this violation. The Company was in compliance with respect to this agreement at December 31, 2006.

4. **RELATED PARTY TRANSACTIONS**

The Company is a wholly owned subsidiary of BHK Holdings, LLC. In connection with this relationship, the Company and its Parent have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Parent on its behalf. During 2007 and 2006, the Company incurred expenses under this agreement totaling $429,677 and $252,853, respectively.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $202,972 and $334,693, which was $152,972 and $284,693 in excess of its required net capital of $50,000. The Company's aggregate indebtedness ratio for both years was zero to one.

-10-

SUPPLEMENTARY INFORMATION

J. Wray Pearce, CPA
Harold L. Bevill, CPA (1946-1992)
Charles W. Leesburg, CPA
Stephen L. Moore, CPA
Tommy B. Beam, CPA
W. Glenn Bridges, Jr., CPA
Hal (Buzz) Coons, III, CPA
Stephen B. Jones, JD, CPA, CVA
Joseph M. Lassiter, CPA
David T. Williams, CPA
Jeffrey R. Thornton, CPA
W. Robert Cook, CPA/ABV, CVA
Michael B. Hawkins, CPA/ABV, CVA



PEARCE, BEVILL,
LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

110 Office Park Drive, Suite 100
Birmingham, Alabama 35223-2402
205-323-5440 / fax 205-328-8523
www.pearcebevill.com

Karen D. Arthur, CPA
Brittany Bingel, CPA
Patrick L. Dodd, CPA
James W. Ezell, Jr., CPA
Lindsey E. Fagan, CPA
Delphine E. Ford, CPA
Ken Haynes, CPA
Donna Jordan, CPA
Jacob E Julian, IV, CPA
Lindsey H. McCurdy, CPA
Carlos G. McDonald, CPA
Maegan A. McMullen, CPA
Thomas W. Moore, CPA
Monti Parrott, CPA
Glover Graham Pope, CPA
Sarah B. Propper, CPA
Robin A. Waldrup, CPA
Jennifer S. Wallace, CPA
Thomas C. Zoebelein, CPA, MBA

INDEPENDENT AUDITORS' REPORT ON
SUPPLEMENTARY INFORMATION REQUIRED BY
RULE 17a-5 OF THE SECURITIES
AND EXCHANGE COMMISSION

To the Member
BHK Securities, LLC

We have audited the accompanying financial statements of BHK Securities, LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated February 25, 2008. Our audit was conducted for the purpose of forming and opinion on the based financial statements take as a whole. The information contained in schedule I is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedure applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pearce, Bevill, Leesburg, Moore, P.C.

February 25, 2008

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BHK SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

Net Capital

Total member's equity	$ 207,535
Deductions and/or charges:	
Prepaid assets	(817)
Net Capital before haircuts on securities positions	206,718
Haircuts on securities:	
Money market funds	(3,746)
Net Capital	202,972
Minimum dollar net capital requirement of reporting broker	50,000
Excess net capital	$ 152,972

Aggregate Indebtedness

Total liabilities from Statement of Financial Condition	$ 1,855
Total aggregate indebtedness	$ 1,855
Ratio of aggregate indebtedness to net capital	0:1

See independent auditors' report on supplementary information.

-13-

J. Wray Pearce, CPA
Harold L. Bevill, CPA (1946-1992)
Charles W. Leesburg, CPA
Stephen L. Moore, CPA
Tommy B. Beam, CPA
W. Glenn Bridges, Jr., CPA
Hal (Buzz) Coons, III, CPA
Stephen B. Jones, JD, CPA, CVA
Joseph M. Lassiter, CPA
David T. Williams, CPA
Jeffrey R. Thornton, CPA
W. Robert Cook, CPA/ABV, CVA
Michael B. Hawkins, CPA/ABV, CVA



**PEARCE, BEVILL,
LEESBURG, MOORE, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

110 Office Park Drive, Suite 100
Birmingham, Alabama 35223-2402
205-323-5440 / fax 205-328-8523
www.pearcebevill.com

Karen D. Arthur, CPA
Brittany Bingel, CPA
Patrick L. Dodd, CPA
James W. Ezell, Jr., CPA
Lindsey E. Fagan, CPA
Delphine E. Ford, CPA
Ken Haynes, CPA
Donna Jordan, CPA
Jacob F. Julian, IV, CPA
Lindsey H. McCurdy, CPA
Carlos G. McDonald, CPA
Maegan A. McMullen, CPA
Thomas W. Moore, CPA
Monti Parrott, CPA
Glover Graham Pope, CPA
Sarah B. Propper, CPA
Robin A. Waldrup, CPA
Jennifer S. Wallace, CPA
Thomas C. Zoebelein, CPA, MBA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
BHK Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of BHK Securities, LLC (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparison and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

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The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives, two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control, or that noncompliance with applicable laws and regulations what would be material may occur and note be detected within a timely period by employees in the normal course of performing their assigned duties. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

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PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pearce, Bevill, Leesburg, Moore, P.C.

February 25, 2008

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CERTIFIED PUBLIC ACCOUNTANTS

END